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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


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                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             KU ENERGY CORPORATION
                             ---------------------
               (Exact Name of Registrant as Specified in Charter)



                Kentucky                                   61-1141273
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(State of Incorporation or Organization)       (IRS Employer Identification no.)



One Quality Street, Lexington, Kentucky                             40507-1428
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(Address of Principal Executive Offices)                            (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the
following box.   [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A(c)(2) please check the following box.   [_]

Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of Each Exchange on Which Each
Title of Each Class to be so Registered      Class is to be Registered
---------------------------------------      -----------------------------------
Preferred Share Purchase Rights              New York Stock Exchange
                                             Pacific Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:
                                     None
                               ----------------
                               (Title of class)



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Item 1.  Description of Registrant's Securities to be Registered

     On May 20, 1997, the Board of Directors of KU Energy Corporation (the "Company") approved Amendment No. 1 (the "Amendment") to the Rights Agreement, dated as of January 27, 1992 (the "Rights Agreement"), between the Company and Illinois Stock Transfer Company, as rights agent (the "Rights Agent"). In connection with (a) the Agreement and Plan of Merger between the Company and LG&E Energy Corp. ("LG&E Energy"), dated as of May 20, 1997 (the "Merger Agreement"), (b) the Stock Option Agreement, dated as of May 20, 1997, between the Company and LG&E Energy, by which the Company will grant to LG&E Energy an option to purchase up to 19.9% of its common shares, subject to and upon the terms specified therein and (c) the Stock Option Agreement, dated as of May 20, 1997, between the Company and LG&E Energy, by which LG&E Energy will grant to the Company an option to purchase up to 19.9% of its common shares, subject to and upon the terms specified therein (the foregoing agreements (a)-(c) being, collectively, the "Transaction Agreements"), the Company has amended the terms of the Rights Agreement so that the execution, delivery and performance of the Transaction Agreements will not (1) cause any "Rights" (as defined in the Rights Agreement) to become exercisable, (2) cause LG&E Energy or any of its affiliates or associates to become an "Acquiring Person" (as defined in the Rights Agreement) or (3) give rise to a "Distribution Date" or "Triggering Event" (as each such term is defined in the Rights Agreement). A summary of the Rights as amended follows:

                               Summary of Rights

     On January 27, 1992, the Board of Directors of KU Energy Corporation declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, without par value (the "Common Shares") of the Company. The distribution was payable on February 7, 1992 (the "Record Date") to the shareholders of record as of the close of business on the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Preferred Stock, Series A without par value (the "Preferred Shares"), of the Company at a price of $65 per one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 27, 1992, as amended (the "Rights Agreement"), between the Company and Illinois Stock Transfer Company, as rights agent (the "Rights Agent").


     Until the earliest to occur of (i) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following a public announcement that a person or group of affiliated or associated persons (with certain exceptions) has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (an "Acquiring Person", which term shall not include LG&E Energy or any of its affiliated or associated persons who may otherwise become Acquiring Persons solely by reason of the approval, execution, delivery or performance of the Transaction Agreements), (ii) the close of business on the tenth business day (or such later date as may be specified by the Board of Directors) following the commencement of a tender offer or exchange offer (with certain exceptions), the consummation of which would result in beneficial ownership by such person or group of 10% or more of the outstanding Common Shares, or (iii) the close of business on the tenth business day following the first date of public announcement of the first occurrence of a Flip-in Event or a Flip-over Event (as such terms are hereinafter defined) (the earliest of such dates being hereafter called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right

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Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     No right is exercisable at any time prior to the Distribution Date. The Rights will expire on February 7, 2002 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

     The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to the holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to the holders of the Preferred Shares of evidences of indebtedness or cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or a subdivision, combination or reclassification of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares issuable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the aggregate dividends declared per Common Share during the related quarter. In the event of a liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each Preferred Share will have 100 votes, voting together with the Common Shares. In elections of directors, Preferred Shares will have cumulative voting rights if Common Shares have cumulative voting rights. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Shares' dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event (a "Flip-in Event") that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares (other than LG&E Energy by virtue of the Transaction Agreements), (ii) any Acquiring Person, or any Affiliate or Associate of an Acquiring Person, merges into or combines with the Company and the Company is the surviving corporation or any Acquiring Person, or any such Affiliate or Associate, effects certain other transactions with the Company, as described in the Rights Agreement, or (iii) during such time as there is an Acquiring Person, there shall be any reclassification of securities or recapitalization or reorganization of the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person or its Affiliates or Associates, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person or its Affiliates or Associates (which, from and after the later of the Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

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     To illustrate the operation of such an adjustment, at a Purchase Price of
$65, assuming the current market price (as determined pursuant to the provisions of the Rights Agreement) per Common Share were $32.50, each Right not owned beneficially by an Acquiring Person or its Affiliates or Associates at or after the time of such an occurrence would entitle its holder to purchase (after the Distribution Date) from the Company four Common Shares (having a market value of $130) for $65.

     In the event (a "Flip-over Event") that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges or consolidates with or into any person and the Company is not the surviving corporation, (ii) any person merges or consolidates with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provisions shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right.

     At any time after the later of the Distribution Date and the first occurrence of a Flip-in Event or a Flip-over Event and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors or the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment to the purchase price of at least 1%. The Company is not required to issue fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the option of the Company, be evidenced by depositary receipts) or fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

     The Company may redeem the Rights in whole, but not in part, at a price or $0.01 per Right (the "Redemption Price"), at any time prior to the close of business on the later of (i) the Distribution Date and (ii) the first occurrence of a Flip-in Event or a Flip-over Event. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Following the later of the Distribution Date and the first occurrence of a Flip-in Event or a Flip-over Event, Rights may be exercised, at the option of the holder thereof, without the payment of the Purchase Price in cash that would otherwise be required. In any such case, the number of securities which such person would otherwise be entitled to receive upon the exercise of such Rights will be reduced as provided in the Rights Agreement.

     The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the purchase price payable and the number of Preferred Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.

     A copy of the Rights Agreement, and amendment thereto, has been filed with the Securities and Exchange Commission. A copy of the Rights Agreement, and amendment thereto, is available free of charge from the Company at One Quality Street, Lexington, Kentucky 40507, Attention of the Secretary.

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     This summary description of the Rights Agreement, and amendment thereto, is as of May 20, 1997, does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which was attached as an exhibit to the Company's Registration Statement on Form 8-A dated January 27, 1992, as amended, and which is hereby incorporated by this reference.


Item 2. Exhibits

     The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 8-A/A.



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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    KU ENERGY CORPORATION


                                    By:  /s/ Michael D. Robinson
                                       -------------------------
                                    Name:    Michael D. Robinson
                                    Title:   Controller



Dated:  May 21, 1997

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                                 EXHIBIT INDEX

                             KU Energy Corporation

                                  Form 8-A/A
                              Dated May 21, 1997


                                                                   Sequential
 Exhibit No.                         Title                         Page No.
 -----------                         -----                         ----------
   99.1        Amendment No. 1, dated as of May 20, 1997, to
               the Rights Agreement, dated as of January 27,
               1992, between KU Energy Corporation and
               Illinois Stock Transfer Company, as Rights Agent.



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